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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Westaff, Inc.
(Name of Issuer)
Common stock, $0.01 per share
(Title of Class of Securities)
957070 10 5
(CUSIP Number)
W. Robert Stover
298 North Wiget Lane
Walnut Creek, California 94598
(925) 930-5337

Copy to:

Bartley C. Deamer, Esq.
Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, California 94303
(650) 849-4400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 28, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: W. Robert Stover, as Co-Trustee of the Stover Revocable Trust dated November 16, 1998, as amended, and the Stover 1999 Charitable Remainder Unitrust dated 4/21/99

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,304,082(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

6,304,082(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,304,082(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

37.95%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Consists of 3,246,536 shares of common stock of Westaff, Inc. held by the Stover Revocable Trust dated November 16, 1998, as amended, and 3,057,546 shares of common stock of Westaff, Inc. held by the Stover 1999 Charitable Remainder Unitrust dated 4/21/99.
(2) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Joan C. Stover, as Co-Trustee of the Stover Revocable Trust dated November 16, 1998 as amended

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,246,536

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,246,536

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,246,536

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	19.55%(1)

14	TYPE OF REPORTING PERSON

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Parker T. Williamson, as Co-Trustee of the Stover 1999 Charitable Remainder Unitrust dated 4/21/99

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,057,546

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,057,546

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,057,546

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.41%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: The Stover Foundation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		40,600

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		40,600

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	40,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.24%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Amy Stover-Newton

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		105,560

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		105,560

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	105,560

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.64%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Stephen R. Stover

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		541,144

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		541,144

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	541,144

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.26%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Susan J. Stover

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		573,435

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		573,435

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	573,435

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.45%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Susan J. Stover, as Co-Trustee of the Susan J. Stover GST Irrevocable Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		136,468(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		136,468(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

136,468(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.82%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) US Bank, N.A., Co-Trustee of the Susan J. Stover GST Irrevocable Trust, disclaims any beneficial ownership of, or any sole or shared power to vote or direct the vote or to dispose or direct the disposition of, any shares of common stock of Westaff, Inc. held by the Susan J. Stover GST Irrevocable Trust.
(2) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Stephen R. Stover, as Co-Trustee of The Stephen R. Stover Irrevocable Trust as amended 3/28/96

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		100,211(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,211(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

100,211(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.60%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) AST Capital Trust, Co-Trustee of the Stephen R. Stover Irrevocable Trust as amended 3/28/96, disclaims any beneficial ownership of, or any sole or shared power to vote or direct the vote or to dispose or direct the disposition of, any shares of common stock of Westaff, Inc. held by The Stephen R. Stover Irrevocable Trust as amended 3/28/96.
(2) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Waynesburg College

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Pennsylvania

	7	SOLE VOTING POWER:

NUMBER OF		105,356

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		105,356

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,211

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.63%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Presbyterian Lay Committee, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,540

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		25,540

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	25,540

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.15%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

INTRODUCTION
     This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) is being filed in connection with the Stock Purchase Agreement (the “Purchase Agreement”), dated as of February 28, 2007, among W. Robert Stover (“Mr. Stover”), the Stover Revocable Trust dated November 16, 1988, as amended (the “1998 Trust”), the Stover Foundation (the “Foundation”), the Stover 1999 Charitable Remainder Unitrust dated 4/21/99, (the “1999 Trust”), Amy Stover-Newton, Stephen Stover, Susan Stover, the Susan J. Stover GST Irrevocable Trust (the “GST Trust”), the Stephen R. Stover Irrevocable Trust as Amended 3/28/96 (the “1996 Trust”), Waynesburg College and Presbyterian Lay Committee, Inc. (the “Committee”) (collectively, the “Stockholders”) and DelStaff, LLC, a Delaware limited liability company (“DelStaff”).
     Pursuant to the Purchase Agreement, on February 28, 2007 (the “Closing Date”), the Stockholders sold to DelStaff an aggregate of 7,933,396 shares (the “Sold Shares”) of common stock, $0.01 par value (the “Common Stock”), of Westaff, Inc., a Delaware corporation (the “Issuer”), in exchange for total consideration of $32,526,923.60, or $4.10 per Sold Share, paid in the form of (i) eight percent (8%) promissory notes (the “Promissory Notes”), having an aggregate principal amount of $24,395,192.70 (representing 75% of the total consideration), executed and delivered by DelStaff to each Stockholder, and (ii) cash in an aggregate amount equal to $8,131,730.90. The consideration paid to each of the Stockholders is detailed in Item 3 below.
     DelStaff’s payment obligations under the Promissory Notes are guaranteed by H.I.G. Capital Partners III, L.P. The Stockholders deposited their respective cash proceeds in a custody bank account (the “Deposit”). DelStaff has a perfected first and only lien on the Deposit and other cash collateral deposited in the custody bank account securing the performance of the Stockholders of their obligations in connection with DelStaff’s Put Option, which is described in Item 4, and their reimbursement of DelStaff for certain costs and expenses incurred in connection with the parties’ defense or prosecution of legal proceedings for the purpose of giving effect to the Purchase Agreement and the transactions contemplated thereby.
     The summary of the Purchase Agreement is qualified in its entirety by the full text of the Purchase Agreement, a complete and accurate copy of which is attached hereto as Exhibit 99.2 and incorporated in its entirety herein by reference.
Item 1. Security and Issuer
     The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 298 North Wiget Lane, Walnut Creek, California 94598.
Item 2. Identity and Background
     This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the 1998 Trust, the Foundation, the 1999 Trust, Amy Stover-Newton, Stephen Stover, Susan Stover, the GST Trust, the 1996 Trust, Waynesburg College and the Committee (the “Reporting Persons”) pursuant to the Joint Filing Agreement, a complete and accurate copy of which is attached hereto as Exhibit 99.1. The Reporting Persons are making this single, joint filing in the event they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each of the Reporting Persons expressly disclaims that he, she or it is a member of any “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in this Schedule 13D or (except with respect to W. Robert Stover, individually and as Co-Trustee of the 1998 Trust and the 1999 Trust, subject to any obligation to make any filing under Section 13(d) or (g) of the Exchange Act with respect to such transactions. Neither the fact of this joint filing nor anything contained herein shall be deemed an admission by the Reporting Persons that such a “group” exists.

     The name, place of organization (or citizenship for natural persons), principal business (or occupation for natural persons) and address of principal office (or residence or business address for natural persons) for each Reporting Person is set forth below:

	Place of		Address of Principal Office
	Organization or	Principal Business	or Residence or Business
Name	Citizenship	or Occupation	Address
Stover Revocable Trust dated November 16, 1998, as amended	USA	N/A	298 North Wiget Lane Walnut Creek, California 94598
The Stover Foundation	USA	N/A	298 North Wiget Lane Walnut Creek, California 94598
Stover 1999 Charitable Remainder Unitrust dated 4/21/99	USA	N/A	298 North Wiget Lane Walnut Creek, California 94598
Amy Stover-Newton	USA	Homemaker	3808 Agape Lane Austin, Texas 78735
Stephen R. Stover	USA	Self-Employed	17 Daniel Street Portsmouth, New Hampshire 03801
Susan J. Stover	USA	Homemaker	18269 35th Avenue Seattle, Washington 98155
Susan J. Stover GST Irrevocable Trust	USA	N/A	US Bank, N. A. US Bank Trust Department 1420 5th Ave, Suite 2100 Seattle, Washington 98101
The Stephen R. Stover Irrevocable Trust as amended 3/28/96	USA	N/A	17 Daniel Street Portsmouth, New Hampshire 03801
Waynesburg College	Pennsylvania	Education	51 West College Street Waynesburg, Pennsylvania 15370
Presbyterian Lay Committee, Inc.	New York	Religious Publishing	136 Tremont Park Drive Lenoir, North Carolina 28645

     Attached as Schedule A is a chart setting forth, to the knowledge of the Reporting Persons, with respect to each executive officer, director and controlling person of each of the Reporting Persons, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.
     During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Pursuant to the Purchase Agreement, on February 28, 2007, the Reporting Persons sold to DelStaff the Sold Shares in exchange for total consideration of $32,526,923.60, or $4.10 per Sold Share, paid (i) in the form of the Promissory Notes, having an aggregate principal amount of $24,395,192.70 (representing 75% of the total consideration), executed and delivered by DelStaff to each Stockholder, and (ii) cash in an aggregate amount equal to $8,131,730.90. The consideration paid to each of the Reporting Persons is as follows:

					Approximate
					Percentage of
					Outstanding Shares
Name	Sold Shares	Cash Proceeds	Promissory Note	Total Consideration	of Common Stock
Stover Revocable Trust dated November 16, 1998 as amended	3,246,536	$3,327,699.40	$9,983,098.20	$13,310,797.60	19.55%
The Stover Foundation	40,600	$41,615.00	$124,845.00	$166,460.00	0.24%
Stover 1999 Charitable Remainder Unitrust dated 4/21/99	3,057,546	$3,133,984.64	$9,401,953.94	$12,535,938.58	18.41%
Amy Stover-Newton	106,560	$109,224.00	$327,672.00	$436,896.00	0.64%
Stephen R. Stover	541,144	$554,672.60	$1,664,017.80	$2,218,690.40	3.26%
Susan J. Stover	573,435	$587,770.88	$1,763,312.63	$2,351,083.51	3.45%
Susan J. Stover GST Irrevocable Trust	136,468	$139,879.70	$419,639.10	$559,518.80	0.82%
The Stephen R. Stover Irrevocable Trust as amended 3/28/96	100,211	$102,716.28	$308,148.83	$410,865.11	0.60%
Waynesburg College	105,356	$107,989.90	$323,969.70	$431,959.60	0.63%
Presbyterian Lay Committee, Inc.	25,540	$26,178.50	$78,535.50	$104,714.00	0.15%
Total	7,933,396	$8,131,730.96	$24,395,192.70	$32,526,923.60	47.76%

Item 4. Purpose of Transaction
     Each of the Reporting Parties made a decision to sell the Sold Shares in exchange for the consideration set forth in Item 3 above. The information set forth in the Introduction and Item 3 are incorporated in this Item 4 by reference.
     Pursuant to the Purchase Agreement, DelStaff has the right to require the Stockholders to repurchase all (but not less than all) of the Sold Shares, in proportion to their respective interests therein as of immediately prior to the Closing Date (the “Put Option”), if all of the following (referred to herein as the “Representation Event”) do not occur on or before September 30, 2007 (as such date may be (i) extended by DelStaff in its sole discretion for up to two consecutive six-month periods, provided DelStaff is in compliance in all material respects with the provisions of the Purchase Agreement, and (ii) further extended by written agreement of the parties to the Purchase Agreement) (such date, as so extended, being referred to herein as the “Outside Date”):
•	the Issuer amends its bylaws to increase the number of directors comprising the Board of Directors of the Issuer (the “Board”) from five to nine or such larger number as may be necessary to permit DelStaff’s director nominees to constitute a majority of the Board (including Michael Willis, who will be proposed for election as Chairman of the Board following the election of such nominees) and fill the newly created directorships with DelStaff’s nominees (the certificate of incorporation of the Issuer requires that stockholder amendments to the Issuer’s bylaws be approved by the affirmative vote of at least 51% of the combined voting power of all shares of the Issuer entitled to vote generally in the election of directors, voting together as a single class);

•	DelStaff’s nominees are duly elected to, and constitute a majority of, the Board; and

•	the Issuer (if applicable) files with the SEC and delivered to its stockholders an information statement on Schedule 14F-1 in respect of such nomination and election, pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.
     If, within 30 days after the Outside Date, DelStaff exercises the Put Option, the Deposit (and any additional cash collateral in the account holding the Deposit) will be delivered to DelStaff and the Promissory Notes (including any interest and other amounts accrued thereon) will be cancelled and forgiven in full. If the Representation Event does occur on or before the Outside Date, or if DelStaff fails to exercise the Put Option within 30 days after the Outside Date, then the Promissory Notes will mature, DelStaff’s security interest in the Deposit will automatically be cancelled and the Deposit (and any additional cash collateral in the account holding the Deposit) will be released to the Stockholders.
     Pursuant to the Purchase Agreement, until the first anniversary of the Closing Date, none of the Stockholders will, without Buyer’s prior written consent, directly or indirectly, purchase, acquire or accept any shares of Common Stock or any other capital stock of the Issuer or any options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments in respect of such shares, or any securities convertible into or exchangeable or exercisable for such shares. Additionally, none of the Stockholders will take, directly or indirectly, any action intended, or which might reasonably be expected, to cause or result in, or which has constituted, stabilization or manipulation of the price of the Common Stock.
     As mentioned in the Introduction, the summary of the Purchase Agreement is qualified in its entirety by the full text of the Purchase Agreement, a complete and accurate copy of which is attached hereto as Exhibit 99.2 and incorporated in its entirety in this Item 4 by reference.
     In connection with the closing of the transactions contemplated by the Purchase Agreement, on February 28, 2007, DelStaff and Mr. Stover entered into a letter agreement (the “Letter Agreement”) pursuant to which Mr. Stover agreed that if, at such closing, DelStaff did not receive from each Stockholder fully and duly executed transfer instruments with respect to any Sold Shares, then Mr. Stover would, within 10 trading days of the Issuer’s issuance of its earnings release for the fiscal quarter ended January 31, 2007, purchase shares of Common Stock in the open market to cover the “shortfall” and sell all such shares to DelStaff on the terms provided in the Agreement.
     The summary of the Letter Agreement is qualified in its entirety by the full text of the Letter Agreement, a complete and accurate copy of which is attached hereto as Exhibit 3 and incorporated in its entirety in this Item 4 by reference.
     On February 28, 2007, W. Robert Stover, the Chairman of the Board of Directors (the “Board”) of the Issuer, took action under the relevant provisions of the certificate of incorporation and bylaws of the Issuer to (i) call in writing a special meeting of stockholders of the Issuer to be held on Wednesday, May 20, 2007 at 10:00 a.m. local time at the Issuer’s administrative offices located at 298 N. Wiget Lane, Walnut Creek, California (the “Stockholders Meeting”), (ii) call in writing a special meeting of the Board to be held on Wednesday, April 4, 2007 at 10:00 a.m. local time at the Issuer’s administrative offices located at 298 N. Wiget Lane, Walnut Creek, California (the “Board Meeting”), and (iii) deliver written notice of the Board Meeting to the members of the Board. The written call of the Stockholders Meeting made by W. Robert Stover provides that the current purposes of the Stockholders Meeting are to (i) amend the bylaws of the Company to increase the number of directors from five to nine (or such larger number as may be necessary to permit the persons nominated by DelStaff, to constitute a majority of the members of the Board), (ii) elect DelStaff’s nominees to fill such newly created directorships, and (iii) to transact such other business as may properly come before the Stockholders Meeting or any adjournment or adjournments thereof. The written call of the Board Meeting made by W. Robert Stover provides that the current purposes of the Board Meeting are to (i) set the record date for the Stockholders Meeting, (ii) approve the Issuer’s notice of the Stockholders Meeting, (iii) determine the size of each of the three classes of directors of the Board to account for the newly created directorships proposed to be created at the Stockholders Meeting, and (iv) take other actions as may be necessary or desirable in furtherance of the foregoing purposes.
Item 5. Interest in Securities of the Issuer
     (a) and (b) The information contained on the cover pages of this Schedule 13D and the response to Item 3 of this Schedule 13D are incorporated herein by reference. As of the date of this Schedule 13D and as a consequence of the transactions contemplated by the Purchase Agreement, none of the Reporting Persons (i) has acquired nor does any beneficially own any Common Stock and (ii) has the sole or shared power (x) to vote or direct the vote or (y) to dispose or direct the disposition of any Common Stock.

     Ted Johnson, a member of the Board of Directors of The Stover Foundation, beneficially owns 5,000 shares of Common Stock and has the sole power to vote or direct the vote and to dispose or direct the disposition of such shares. Such shares were purchased in separate transactions at per share prices ranging from $2.50 to $4.00.
     Susan J. Stover’s minor children, Matthew Stella and Sarah Stella, each beneficially owns 2,500 shares of Common Stock. Susan J. Stover has the sole power to vote or direct the vote and to dispose or direct the disposition of such shares. Such shares were acquired through gifts by W. Robert Stover.
     Except as set forth in this Item 5(a), to the knowledge of the Reporting Persons, none of the persons named in Schedule A hereto beneficially owns any Common Stock nor has the sale or shared power to vote or direct the vote or to dispose or direct the disposition of any Common Stock.
     (c) On February 20, 2007, February 21, 2007 and February 22, 2007, Amy Stover-Newton sold 7,900 shares of Common Stock at $5.1023 per share, 7,100 shares of Common Stock at $5.1111 per share and 3,700 shares of Common Stock at $5.1865 per share, respectively. On February 22, 2007, Amy Stover-Newton purchased 19,000 shares of Common Stock at $5.424 per share.
     On February 23, 2007, Stephen R. Stover sold 7,289 shares of Common Stock at $5.50 per share based on a standing order to sell such shares in the event the price per share reached $5.50.
     Except for the transactions contemplated by the Purchase Agreement and the other transactions described above, to the knowledge of the Reporting Persons, no transactions involving the Common Stock have been effected during the past 60 days by the persons named in Item 5(a) or Schedule A.
     (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Sold Shares.
     (e) February 28, 2007.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth in the Introduction and in Item 4 above are incorporated in this Item 6 by reference.
     Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.
Item 7. Material to Be Filed as Exhibits
1.	Joint Filing Agreement, dated as of March 12, 2007, among the Reporting Persons and Delstaff.

2.	Stock Purchase Agreement, dated as February 28, 2007, among the Stockholders and Delstaff.

3.	Letter Agreement, dated as of February 28, 2007, between W. Robert Stover and DelStaff.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 12, 2007

/s/ W. Robert Stover
W. Robert Stover, as Co-Trustee of the Stover Revocable Trust dated November 16, 1998, as amended, and the Stover 1999 Charitable Remainder Unitrust dated 4/21/99

/s/ Joan C. Stover
Joan C. Stover, as Co-Trustee of the Stover Revocable Trust dated November 16, 1998, as amended

/s/ Parker T. Williamson
Parker T. Williamson, as Co-Trustee of the Stover
1999 Charitable Remainder Unitrust dated 4/21/99

THE STOVER FOUNDATION
By:	/s/ W. Robert Stover
	Name:	W. Robert Stover
	Title:	Vice President, Treasurer and Director

/s/ Amy Stover-Newton
Amy Stover-Newton

/s/ Stephen R. Stover
Stephen R. Stover

/s/ Stephen R. Stover
Stephen R. Stover, as Co-Trustee of the Steven R. Stover
Irrevocable Trust as Amended 3/28/96

/s/ Susan J. Stover
Susan J. Stover

/s/ Susan J. Stover
Susan J. Stover, as Co-Trustee of the Susan J. Stover
GST Irrevocable Trust

WAYNESBURG COLLEGE
By:	/s/ Roy Barnhart
Roy Barnhart
Vice President, Business and Finance

PRESBYTERIAN LAY COMMITTEE, INC.
By:	/s/ Stephen G. Brown
Stephen G. Brown
Chief Executive Officer

SCHEDULE A
This Schedule A sets forth below, with respect to each executive officer, director and controlling person of each of the Reporting Persons, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.(1)
The Stover Foundation

Name	Title	Occupation	Residence or Business Address	Citizenship
Joan C. Stover	Chairman of Board of Directors and President	Chairman of Board of Directors and President of The Stover Foundation	298 North Wiget Lane Walnut Creek, California 94598	USA

W. Robert Stover	Vice Chairman of Board of Directors, Vice President and Treasurer	Vice Chairman of Board of Directors, Vice President and Treasurer of The Stover Foundation	298 North Wiget Lane Walnut Creek, California 94598	USA

Susan J. Stover	Member of Board of Directors	Homemaker	18269 35th Avenue NE Lake Forest Park, Washington 98155	USA

Parker T. Williamson	Member of Board of Directors	Presbyterian Minister	1435 Taylorsville Road Lenoir, North Carolina 28645	USA

Ted Johnson	Member of Board of Directors	Senior Vice President of Young Life	Young Life 420 North Cascade Avenue Colorado Springs, Colorado 80901	USA

Dave Carlson	Member of Board of Directors	Vice President, Camping Operations and Construction of Young Life	Young Life 420 North Cascade Avenue Colorado Springs, Colorado 80901	USA

(1)   There are eleven additional members of the Board of Trustees of Waynesburg College, which will be listed in an amendment to this Schedule 13D.

Waynesburg College

Name	Title	Occupation	Residence or Business Address	Citizenship
Anthony C. Adonizio	Member of Board of Trustees	Attorney	250 North 24th Street Camp Hill, Pennsylvania 17011	USA

Clifford Campbell	Member of Board of Trustees	Coal Broker	1601 Montgomery Road Allison Park, Pennsylvania 15101	USA

Donald P. Wilson	Member of Board of Trustees	Reverend of First Baptist Church	303 West High Street Waynesburg, Pennsylvania 15370	USA

Douglas G. Lee	Member of Board of Trustees	Attorney at Steptoe and Johnson	15 Emily Court Fairmont, West Virginia 26554	USA

Elizabeth Bundy	Member of Board of Trustees	Retired	2075 Fair Avenue Columbus, Ohio 43209	USA

Frederick D. DePalma	Member of Board of Trustees	Vice President at Merrill Lynch	214 Senate Avenue, Suite 501 Camp Hill, Pennsylvania 17011	USA

Gary Guerrieri	Member of Board of Trustees	Vice President and Secretary of Title Insurance at First National Bank of Pennsylvania; Board Member of FNB Capital Corp	First National Bank of Pennsylvania One FNB Boulevard, 5th Floor Hermitage, Pennsylvania 16148	USA

Jeffrey L. Taussig	Member of Board of Trustees	Retired	3245 Riding Run Richfield, Ohio 44286	USA

John P. Papalia	Member of Board of Trustees	Chief Executive Officer of Warren General Hospital	Warren General Hospital Two Crescent Park West Warren, Pennsylvania 16365	USA

Martha D. Smith	Member of Board of Trustees	Retired	102 Haverford Road Pittsburgh, Pennsylvania 15238-1620	USA

Scott Weaver	Member of Board of Trustees	Optometrist	2791 South Queen Street Dallastown, Pennsylvania 17313	USA

Timothy R. Thyreen	President	President of Waynesburg College	51 West College Street Waynesburg, Pennsylvania 15370	USA

Richard L. Noftzger Jr.	Senior Vice President	Senior Vice President of Waynesburg College	51 West College Street Waynesburg, Pennsylvania 15370	USA

Roy R. Barnhart	Vice President, Business and Finance	Vice President, Business and Finance of Waynesburg College	51 West College Street Waynesburg, Pennsylvania 15370	USA

Robin L. King	Vice President, Entertainment and Marketing	Vice President, Entertainment and Marketing of Waynesburg College	51 West College Street Waynesburg, Pennsylvania 15370	USA
Presbyterian Lay Committee, Inc.

Name	Title	Occupation	Residence or Business Address	Citizenship
Stephen G. Brown	Chairman of Board of Directors, Member of Executive Committee of the Board of Directors (“Executive Committee”), and Chief Executive Officer	Chairman of Board of Directors, Member of Executive Committee and Chief Executive Officer of Presbyterian Lay Committee	303 Davinci Pass Poinciana, Florida 34759	USA

Matthew A. Johnson	Member of Board of Directors, Member of Executive Committee and Treasurer	Banker at Regions Bank	951 East Byrd Street Suite 930 Richmond, Virginia 23219	USA

Peggy M. Hedden	Member of Board of Directors and Member of Executive Committee	Chief Operations Officer of PLC	409 South Parkview Avenue Columbus, Ohio 43209	USA

Raymond A. M. Jones	Member of Board of Directors and Member of Executive Committee	Retired	11908 Tipperary Street Witchita, Kansa 67206	USA

Robert B. Fish	Member of Board of Directors and Member of Executive Committee	Retired	112 Woodshired Drive Parkersburg, West Virginia 26104	USA

Wayne E. Naro	Member of Board of Directors and Member of Executive Committee	Attorney for Union Pacific	Union Pacific Railroad 1400 Douglas Street Omaha, Nebraska 68179-0710	USA

Pam Metherell	Member of Board of Directors, Member of Executive Committee and Secretary	Member of Board of Directors, Member of Executive Committee and Secretary of Presbyterian Lay Committee	90 Emerald Bay Laguna Beach, California 92651	USA

Constance K. Elliott	Member of Board of Directors	Self-Employed Editor	32 Presidio Terrace San Francisco, California 94118	USA

Forrest A. Norman III	Member of Board of Directors	Attorney	Gallagher Sharp 6th Floor Bulkley Building 1501 Enclid Avenue Cleveland, Ohio 44115	USA

James H. Logan Sr.	Member of Board of Directors	Retired	123 Red Brush Drive McHenry, Maryland 21541	USA

John H. Jenks	Member of Board of Directors	Retired	1 Manzanita Road Atherton, CA 94027	USA

John L. Boone	Member of Board of Directors	Retired	225 Burlington Place Nashville, Tennessee 37215	USA

John W. Forsberg	Member of Board of Directors	Retired	124 Park Knoll Estates Whitefish, Montana 59937	USA

Kerry A. Fraas	Member of Board of Directors	Attorney	1376 Freeport Road Pittsburgh, Pennsylvania 15238	USA

Rebecca F. McElroy	Member of Board of Directors	Retired	45209 Chestnut Lane Monroe City, Missouri 63456	USA

Robert L. Howard	Member of Board of Directors	Retired	28437 Highgate Drive Bonita Springs, FL 34135	USA

Sylvia Y. Fields	Member of Board of Directors	Retired	3236 Tullamore Road Cleveland Heights, Ohio 44118	USA

W. Robert Stover	Member of Board of Directors	Vice Chairman of Board of Directors, Vice President and Treasurer of the Stover Foundation	298 North Wiget Lane Walnut Creek, California 94598	USA

Margaret McQuade Hedden	Chief Operating Officer	Chief Operating Officer of Presbyterian Lay Committee	409 South Parkview Avenue Columbus, Ohio 43209	USA

Angela Treadway	Director of Operations/Controller	Director of Operations/Controller of Presbyterian Lay Committee	136 Tremont Park Drive Lenoir, North Carolina 28645	USA